UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2005

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

7 Curzon Street
London W1J 5HG
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

The following exhibits are furnished as part of this Form 6-K:

Exhibit Number	Description

5.1	Opinion of Kirkpatrick & Lockhart Nicholson Graham as to validity of shares
23.1	Consent of Kirkpatrick & Lockhart Nicholson Graham (included in Exhibit 5.1)

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/s/ Jonathan Lamb
Name: Jonathan Lamb
Title: Secretary

Date: May 24, 2005

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Kirkpatrick & Lockhart Nicholson Graham as to validity of shares
23.1	Consent of Kirkpatrick & Lockhart Nicholson Graham (included in Exhibit 5.1)